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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                 (Rule 13e-4)
                               (Amendment No. 5)
                               (Final Amendment)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           Navigant Consulting, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

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         Options to Purchase Common Stock, par value $0.001 per share,
           Having an Exercise Price Equal to or in Excess of $15.00

   Options to Purchase Common Stock, par value $0.001 per share, granted on
                               June 1, 2000 and
   granted on September 1, 2000 in exchange for certain options exchanged on
                                 June 1, 2000
                        (Title of Class of Securities)

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                                 693 35 N 10 7
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                               Philip P. Steptoe
                 Vice President, General Counsel and Secretary
                           Navigant Consulting, Inc.
                            615 North Wabash Avenue
                            Chicago, Illinois 60611
                                (312) 573-5600
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

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                                   Copy to:
                             Leland E. Hutchinson
                               Winston & Strawn
                             35 West Wacker Drive
                            Chicago, Illinois 60601
                                (312) 558-5600

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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: $1,111.
   Form or Registration No.: 5-50425.
   Filing party: Navigant Consulting, Inc.
   Date filed: October 4, 2002.
[_] Check the box if the filing relates soley to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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   This Amendment No. 5 (this "Amendment No. 5") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 4, 2002 (the "Schedule TO") by Navigant Consulting, Inc. (the "Company"), as previously amended by Amendment No. 1 to Schedule TO ("Amendment No. 1") filed with the Commission on October 8, 2002 by the Company, Amendment No. 2 to Schedule TO ("Amendment No. 2") filed with the Commission on October 17, 2002 by the Company, Amendment No. 3 to Schedule TO ("Amendment No. 3") filed with the Commission on October 22, 2002 by the Company and Amendment No. 4 to Schedule TO ("Amendment No. 4") filed with the Commission on October 29, 2002 by the Company. Capitalized terms used and not defined in this Amendment No. 5 have the meanings given to those terms in the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and their respective exhibits.

Item 11.

   Item 11 of the Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 which incorporate by reference the information contained in the Offer to Exchange and the Offer to Purchase, is hereby amended and supplemented as follows:

   The Offers expired at 5:00 p.m., U.S. central time, on Monday, November 4, 2002. Pursuant to the Offer to Exchange, the Company has accepted for exchange all validly tendered and not withdrawn year 2000 exchange options and VSRP options, which options represented the right to purchase, in the aggregate, 1,059,497 shares of the Company's common stock. This number represents approximately 81% of the outstanding eligible year 2000 exchange options and VSRP options.

   Pursuant to the Offer to Purchase, the Company has accepted for purchase all validly tendered and not withdrawn options, which options represented the right to purchase 115,735 shares of the Company's common stock. This number represents approximately 83% of the outstanding eligible options under the Offer to Purchase.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                          NAVIGANT CONSULTING, INC.

                                          By: /S/  PHILIP P. STEPTOE
                                          Name: Philip P. Steptoe
                                          Title: Vice-President, General
                                            Counsel and Secretary

Date: November 12, 2002

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                               INDEX TO EXHIBITS

Exhibit
Number   Description
-------  -----------
(a)(1)*  Offer to Purchase, dated October 4, 2002.
(a)(2)*  Offer to Exchange, dated October 4, 2002.
(a)(3)*  Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of
         Procedures.
(a)(4)*  Form of Cover Letter to Eligible Employees regarding the Offer to Exchange and Summary of
         Procedures.
(a)(5)*  Form of Purchase Election Form.
(a)(6)*  Form of Exchange Election Form.
(a)(7)*  Pages F-1 through F-28 of the Navigant Consulting, Inc. Annual Report to Stockholders, included in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (the
         Annual Report), filed with the Securities and Exchange Commission (the Commission) on March
         28, 2002 and incorporated herein by reference (File No. 0-28830).
(a)(8)*  Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the period ended March
         31, 2002, filed with the Commission on May 10, 2002 and incorporated herein by reference (File
         No. 0-28830).
(a)(9)*  Pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for the period ended June 30,
         2002, filed with the Commission on August 14, 2002 and incorporated herein by reference (File No.
         0-28830).
(a)(10)* Section 83(b) Tax Election Form.
(a)(11)* Press Release dated October 7, 2002.
(a)(12)* Press Release dated October 22, 2002.
(a)(13)* First Supplement to Offer to Purchase, dated October 29, 2002.
(a)(14)* First Supplement to Offer to Exchange, dated October 29, 2002.
(b)      Not applicable.
(d)(1)*  Navigant Consulting, Inc. Long-Term Incentive Plan (as Amended through November 30, 2000), filed as Appendix B to Navigant Consulting, Inc.'s Proxy Statement on Schedule 14A, filed with the
         Commission on November 2, 2000 and incorporated herein by reference (File No. 0-28830).
(d)(2)*  Form of Restricted Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)      Not applicable.
(h)      Not applicable.

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*  Previously filed.


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